Exhibit 99.1

SciSparc: Subsidiary NeuroThera Labs Launches Phase IIb Clinical Trial at Yale Child Study Center for First-of-its-kind Treatment for Tourette Syndrome

TEL AVIV, Israel, Aug. 05, 2026 (GLOBE NEWSWIRE) --  SciSparc Ltd. (Nasdaq: SPRC) (“Company” or ”SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, today announced the initiation of NeuroThera’s Phase IIb clinical trial site at the Yale Child Study Center, Yale School of Medicine, New Haven, Connecticut, USA. The study, led by Dr. Michael H. Bloch, will evaluate SCI-110, NeuroThera’s proprietary cannabinoid-based drug candidate for the treatment of Tourette Syndrome (“TS”) in adults.

The trial is now progressing at the Yale Child Study Center, one of the study’s key clinical sites. SCI-110 combines dronabinol with the endocannabinoid-like palmitoylethanolamide in a single, innovative dosage form designed to reduce tics and associated comorbid symptoms in adults with TS while aiming to minimize side effects.

In addition to the Yale site, the Phase IIb trial is also underway at Hannover Medical School in Hanover, Germany, and Tel Aviv Sourasky Medical Center in Tel Aviv, Israel.

Dr. Adi Zuloff-Shani, Chief Technology Officer of NeuroThera, commented: “Launching a U.S. site at the Yale Child Study Center represents a significant milestone in our global development program for SCI-110. TS remains a major unmet medical need with limited therapeutic options, particularly in adults who continue to experience persistent, severe, and often debilitating symptoms. We believe SCI-110 has the potential to introduce a novel, more effective and safer treatment approach. We are deeply committed to advancing this promising therapy and generating meaningful clinical data to support NeuroThera’s future regulatory approval.”

Building on the positive safety and efficacy results from the Phase IIa study, which showed an average tic reduction of 21% across the entire participants sample, as measured by the gold standard, Yale Global Tic Severity Scale Total Tic Score, the Phase IIb study is a randomized, double-blind, placebo-controlled, cross-over trial designed to evaluate the efficacy, safety, and tolerability of daily oral SCI-110. Patients aged 18-65 will be randomized to receive either SCI-110 or placebo, with the primary efficacy endpoint being the change in tic severity measured by the Yale Global Tic Severity Scale at weeks 12 and 26 compared to the baseline. Safety will be assessed through monitoring of adverse events.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the potential benefits, safety efficacy, advantages and capabilities of SCI-110 and the Company’s belief that SCI-110 has the potential to introduce a novel, more effective and safer treatment approach. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
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Tel: +972-3-6167055